Exhibit 99.3

INVESTOR UPDATE

by PRIMA BIOMED
Australian Cancer Treatment Company

EDITION 7
JUNE 2012



Lucy Turnbull and Martin Rogers

Message from the CEO

In this edition we focus on the reorganization plans at Prima, including an outlook on the future development of Prima and CVac™ from my successor Matt Lehman, and we provide some insight from the American Society of Clinical Oncology (ASCO) conference held in early June.
Since our last Investor Newsletter, the Company has undergone some significant changes. As recently announced, I will step down from my role as CEO on 31 August 2012. This has been a carefully considered process which involved the entire board of directors, including myself as your CEO, and is designed to best position the Company for its next phase of growth.
I would like to wish those taking up new roles within Prima all the best, and knowing the caliber of people, I am sure they will continue to contribute to the ongoing success of the company. I would especially like to acknowledge Matt Lehman, the Prima's incoming CEO. Matt has a wealth of experience in clinical trial execution and has been part of the Prima team for the past two and a half years as our Chief Operating Officer. He is the ideal person to drive the Company's next stage of growth.
Matt Lehman and I, along with other team members, will be at our shareholder briefing on 15 June, so I encourage you to participate with me and our incoming CEO in person or through webcast.
It has been an honour to work with the Prima team over the past four and a half years. In that time the company has grown significantly and is now well placed to capitalise on the success achieved to date, in its clinical programs and at the corporate level. I would also like to thank our shareholders for their continued support, and I look forward to continuing to serve the Company as a non-executive director, from 01 September onwards.

Martin Rogers
Chief Executive Officer

Message from the Chairman

Following the recently announced changes to the company's board and management, I would like to take the opportunity to acknowledge the outstanding work of our outgoing CEO Martin Rogers, and to also wish those taking on new roles within the Company every success. Martin has worked tirelessly to grow the Company, consolidate its research activities to focus on the development of CVac, and has overseen the globalization of the company's activities with key operations in the USA and Germany. Martin has also assembled a world-class management team, and, as he transitions, he leaves the Company in a strong financial position, with significant opportunity for growth.
Matt Lehman has successfully led Prima's operations and clinical development over the past two and a half years as Chief Operating Officer. With his experience in product development and execution of clinical trials, he is a natural choice to become our new CEO. These changes are intended to facilitate CVac's continued clinical and regulatory development, and position Prima for its next stage of growth. I look forward to continuing to serve the company as Chairman and working with Matt to guide the company's ongoing success.

Lucy Turnbull
Chairman

In this Issue

- Message from the Chairman – Lucy Turnbull
- Q&A with CEO designate Matthew Lehman
- Prima shareholder briefing in Sydney, on June 15
- Prima Company Calendar
- Dr Neil Frazer insight from ASCO conference

Q & A with Prima’s next CEO, Matthew Lehman Matt Lehman, who recently joined Prima’s board of directors, will soon succeed Martin Rogers as CEO. We take some time to catch up with Matt and discuss his vision for Prima moving forward. Q: Before Prima, you managed a contract research organization (CRO). Can you tell us what a CRO is and what you did there? CROs are, in many ways, the operational lifeblood of drug development, especially for smaller biotech companies. CROs help interact with regulators in each country, translate documents for patents and ethics review committees, organize logistics and customs issues for the import of medicines, facilitate recruitment of patients onto clinical studies, contract the hospitals participating on the trial, and manage the study budgets on behalf of pharma and biotech companies. Perhaps, most importantly, CROs have scores of professional Clinical Research Associates, so-called “monitors,” that go to each hospital every few months to review every data point collected on a trial to assure its completeness and accuracy. It is a major undertaking to launch a multinational 800-patient clinical trial and we engage significant help from contractors to execute such a project successfully. At the end of the CANVAS study, we will have literally millions of pages of raw data! You can imagine how important it is verify all of our information before we analyze results. Before I came on board to Prima, I managed a CRO for 10 years, in both the United States and in Europe. We ran hundreds of clinical trials for pharmaceutical companies big and small – in everything from oncology to dermatology to psychiatry. I was fortunate to have influential positions in development programs for several drugs now on the market in the US and Europe – products that treat common and debilitating diseases like Multiple Sclerosis, cancer, cancer pain, and depression, as well as rarer but even more severe diseases such as malignant ascites and inborn urea cycle disorders. Q: So you are moving on to San Francisco . . . After seven years in Europe, it will be nice to return home to the United States with my wife and three young children . . . though I spent most of my life in the Midwest and East Coast. I grew up near Cincinnati then attended college at University of Louisville in Kentucky. I moved on to Columbia University for my masters degree then lived and worked in New York for a number of years where I started in the industry. The San Francisco area is a strategic place for an emerging biotech company. The unique combination of academic and industrial influence is unparalleled. As Prima continues to grow, it is a great place to engage the brightest minds in the industry and obtain access to the most savvy and influential investors in biotechnology. Prima already manufactures CVac for the US clinical trials in the Bay Area and a number of our key team members are based on the West Coast. And best of all – multiple daily direct flights to the major Australian cities. I am looking forward to working in Australia regularly to keep in touch with our loyal investors and Prima’s teams in Sydney and Melbourne. Q: Are you ready to take on the CEO’s responsibility? I read a recent article by Lucy Kellaway in the Financial Times – “Why boring is best when it comes to leading a business.” Ms Kellaway reports that John D. Rockefeller had a “well-developed boring side” and that Bill Gates is a “crashing boring” with a “stunted sense of humor.” So maybe there is hope for my success as Prima’s next leader! But, more seriously, Martin Rogers leaves some big shoes to fill. He has a great deal of charisma and energy. He led Prima through an enormous turn around and put us on a track for sustained success. I am very grateful to have worked with Martin the past few years and I look forward to his continued support both formally on the board and less formally in our frequent chats. While he and I certainly have some differences in personality and approach, and some of the differences will become evident to our shareholders in terms of communication and presentation styles, we both share a strong drive and fierce competitiveness in business. We are both absolutely dedicated to developing innovative biotechnology products for patients and to make Prima a great success story of Australian innovation. I see my particular strengths in operational management, organizational development, and translating the nature of our scientific accomplishments to the investor community. I bring a lot of experience in drug development to the job. I will be working very closely with Dr. Neil Frazer and Ian Bangs as well as our recently promoted senior managers Dr. Sharron Gargosky (Chief Technology Officer) and Marc Voigt (Chief Business Officer). Altogether, I know we have a great team to move CVac forward in development and help Prima grow. This group will make my transition into the CEO role much easier. Q: What do you see as Prima’s particular strengths? Prima has some amazing assets and we plan to become a leading developer of high value, personalized bio_therapeu-tics by capitalizing on our technological innovation, our experience and know_how, and our global breadth. We will look for some strategic opportunities outside the company to leverage our technology as well.

Personalized bio-therapeutics make use of recent advances in science and medicine in an attempt to customize treatment for individual patients. The concept is to develop medicines that are more directly targeted to treat a disease state in a specific patient rather than a more traditional one-size-fits-all approach. Such products may also be safer and more tolerable than traditional medicines. Some of Prima’s innovative approaches include the use of autologous (a patient’s own) cells in the formulation of CVac and the development of a bioassay to measure mucin 1 in a patient’s tumor tissue to assure CVac is used only in patients likely to benefit. We have an automated software system that manages the global logistics of collecting cells and scheduling manufacturing among three production facilities, 50-plus blood collection facilities, and hundreds of hospitals. We have been able to formulate CVac so it can be cryo-frozen and maintained for extended period of time; this allows us to usually produce enough CVac for a year of dosing with only one blood collection. We also administer CVac as an intradermal injection. Scientifically, this means that the dendritic cells should migrate to lymph nodes more effectively and be able to distribute throughout the body to attack cancer cells. Another important aspect is our global breadth and experience. We have discussed CVac with dozens of different regulatory agencies around the world so we have a depth of understanding of what it will take to bring CVac to market globally. Our senior management is strategically spread across three continents and, while we have our conference calls at odd times, we are in close contact to assure consistent development globally. And, of course, we are now listed on three major exchanges in Australia, the US, and Germany. Development of biotech products can be a risky business; however, one of the key ways to mitigate the risk of one or more products not working out is to have a global platform and global visibility. This allows us insight into many new opportunities – commercially and scientifically. Altogether, our global technology platform is unique and valuable – we are a pioneer in this field. Few companies are where Prima is in terms of worldwide development, manufacturing, and distribution capabilities in personalized bio-therapeutics. Q: So how do you envision Prima’s future? For sure, we will be building from our strengths. We will look at expanding CVac development into other cancer indications. There are opportunities for acquiring additional technology, products, or even companies to complement our existing assets in the personalized bio-therapeutics field. We are continuously looking at incremental innovation in cell therapy to reduce costs of production, enhance the potency of products, improve administration to the patients, and generally streamline processes. From a corporate perspective, we will need to expand our capacity in terms of staffing and manufacturing to support additional development programs. When it makes business sense, we may look at some vertical integration steps to bring some activities in-house that we currently contract out. We could also look at more strategic collaborations or risk-sharing endeavors with partners to build capacity while minimizing capital outlay. As you can see, there are a lot of avenues to evaluate and pursue. We will be keeping busy. Q: What significant catalysts do you see coming up in the near term? The next year will be a very exciting time for Prima. The CANVAS trial is up and recruiting patients. Toward the end of 2012, we expect to have all of our worldwide sites ready to go and taking on patients. Data from our 63-patient trial – the CAN-003 protocol – will be coming out over the next year. There are some very significant things about CVac we expect to learn from the CAN-003 study and these data releases are significant milestones for the company. First is the continued development of CVac’s safety profile. With each new patient, we have additional confidence that CVac is a well tolerated and non-toxic treatment. The last patient will receive the last dose of CVac in October. An update on safety data can then be expected before the end of 2012. Second, we are performing an innovative analysis called intracellular cytokine staining (ICS). ICS will allow us to see how CVac is affecting the patient’s immune system (i.e. the stimulation of T-cells) after we inject CVac. The ICS techniques should confirm our understanding of how CVac works biologically. If the ICS data is positive, we would have increased confidence to start looking at CVac to treat other cancer types outside of ovarian cancer. Third, in the middle part of 2013, we will be presenting the final results of progression-free survival – in other words, the analysis of whether patients on CVac stayed in remission longer than those not given CVac. Sometime later, we will be able to present the affects of CVac on overall survival as well. It is a bit tricky to predict the precise timing of the data release because final analysis depends on the number of patients that have progressed or died during the study. But we will keep everyone very well informed in advance of our presentation of results. Besides the data from CVac trials in ovarian cancer, we will be taking a critical look at how to best structure our product portfolio and our company technologies over the coming months. Q: What are the objectives of listing Prima ADRs on NASDAQ and on the Frankfurt Stock Exchange? Our listings in the U.S. and in Germany are in line with our overall philosophy of building a global platform to maximize Prima’s presence in future commercial markets and obtain exposure to potential patients and the scientific community worldwide. These listings allow Prima an easier entrée to investors and banking analysts in these regions. It is also less costly for most investors to buy shares through their

PRIMA BIOMED
Australian Cancer Treatment Company

local exchanges instead of paying high commissions to buy shares on the ASX – we think it is important to minimize the burden on our global shareholders to invest in Prima.
We truly value the support of our Australian shareholders who have helped build Prima's global presence. At the same time, we will look to extend our shareholder reach internationally, which will benefit our current shareholders and enhance our stock liquidity.

Q: What were the factors in your decision to wind-down the Dubai business?

Put simply, we were not able to foresee a situation where the Dubai franchise would be profitable in a reasonable amount of time. While we had started to achieve some initial success in providing therapeutic apheresis, this side of the business would not provide enough revenue to break even. The original business plan called for therapeutic apheresis to underwrite the costs of initiating the pilot CVac program in the region.
On the CVac side of the business, we did receive significant interest from potential patients and physicians, but a number of regulatory and logistical challenges would make it very difficult to achieve success based on our current manufacturing capacity. As of today, we are not authorized to export CVac from our facility in Melbourne and it would likely be a significant period until we could obtain such permission. Working on the export permission from Australia to Dubai would sap significant time and energy from our team. I believe, and my management believes, that the team's near-term focus should remain completely on the execution of CVac clinical trials in the major markets.
As for other manufacturing options, our U.S. facility is simply too far from Dubai to make it a logistically feasible supply option. And in Germany, there are some stringent EU rules regarding the import of human cells for manufacturing medicinal products. It would be a long time until the appropriate European regulators are able to inspect and approve the Dubai facilities for cell collection to make CVac in Germany. For Dubai to be a success it would likely require building of a manufacturing center in the Middle East region. That prospect would entail a rather large capital investment, significant time, and a lot of management attention. Given the market size in the region, we see the costs as outweighing the benefits of doing this.
Overall, we came to the conclusion that it is the best decision to focus our resources on clinical development of CVac in other regions and potentially come back to the Middle East under different circumstances at a future time.

Q: Doesn't this contradict Prima's goal of strengthening its global footprint?

No, not at all. We already have a significant global footprint for a company our size. But we need to be wise stewards of the company resources and enter key markets at the right time with the right business structure. We are exiting the region on good terms with our employees and our regional partners.

Q: Are you disappointed by the outcomes from the Dubai business?

Absolutely not! All successful technology businesses must make entrepreneurial decisions and take some calculated chances in order to be successful. The Dubai situation presented Prima with an interesting opportunity to start a pilot commercialization program, whereby the start-up costs would be covered by providing non-CVac apheresis services. We made the right decision at that time but the assumptions were, in retrospect, too optimistic. The entire team at Prima gave a concerted effort to establish a successful apheresis and CVac program in Dubai, but it just did not work out as we hoped. As such, we have made the difficult but correct decision to wind down operations in Dubai. At a later time, it may be appropriate to re-enter the Middle East market.
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Shareholder briefing with CEO designate Matthew Lehman

As announced, Prima will hold a shareholder briefing in Sydney on 15 June. A number of Prima's senior management, including CEO designate Matthew Lehman, current CEO Martin Rogers, Chairman Lucy Turnbull, and Chief Medical Officer Neil Frazer will be on hand.

Details of the shareholder briefing:	**Date:**	Friday, 15 June 2012
	Time:	9:30am to 11:00am AEST (local time)
	Venue:	Radisson Blu Hotel Sydney, 27 O'Connell St, Sydney (Marble Room 2 and 3)
	Webcast:	Please check our website.
	Teleconference:	Please check our website.

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PRIMA BIOMED
Australian Cancer Treatment Company

Company Calendar

Prima has enhanced its website to keep shareholders abreast of all upcoming company events.
Check out the Company Calendar for regular updates.

05-08 JUN 2012	*International Society for Cellular Therapy Annual Meeting, Seattle, Washington, USA* *"Bioassay for the Testing of DC Manufactured for use in Human Clinical Trials", Poster presentation by Maureen Loudovaris*
08 JUN 2012 10:00 AM ET	*The Florida Association of Blood Banks Annual Conference, Gainesville, Florida, USA* *"The CANVAS Project; a model for blood bank/clinical research partnerships", Presentation by M. Magenheim, MD*
17 JUN 2012	*Bio Convention 2012, Boston, Massachusetts, USA*
20-21 JUL 2012	*BioShares Biotech Summit 2012, Queenstown, New Zealand*
11-12 SEP 2012 12 SEP 2012	*2nd Annual Cell Therapy Bio Processing, Doubletree Crystal City, Arlington, Virginia, USA* *Overcoming the Challenges of Manufacturing at Multiple International Sites and Partnering with Multiple CMO´s during the GMP Processing Session. Presentation by Marta Schilling*
04 OCT 2012	*Annual Cancer Immunotherapy, "A long awaited Reality" Conference, New York City, New York, USA*
09-13 OCT 2012	*German Society of Gynecology & Obstetrics Convention, International Convention Center, Munich, Germany*
13-16, OCT 2012	*International Gynecologic Cancer Society, Vancouver, Canada*
30 OCT - 02 NOV 2012	*Ausbiotech 2012, Melbourne Convention & Exhibition Center, Melbourne, Australia*
17 NOV 2012	*Information Event "Ovarialkarzinom" Leipzig University, Leipzig, Germany Presentation by Dr. Schröder*

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Dr Neil Frazer insight from ASCO conference The ASCO meeting in Chicago was as frenetic as ever, with multiple tumor “tracks” to allow specialists to follow specific programs. I concentrated primarily on the ovarian cancer forums in order to explore where advances are being made, and to assess potential competitors for CVacTM as a maintenance therapy after remission induced by surgery and chemotherapy. Sadly, erlotinib (Tarceva) failed a Phase III study as a maintenance therapy for ovarian cancer, but several other kinase inhibitors demonstrated potential effectiveness in earlier phase trials, with potentially manageable side effects. Positive data was also presented for bevacizumab (Avastin®) as second line chemotherapy. There are no other vaccine therapies in ovarian cancer as advanced in its clinical development as CVacTM. Dr. Jonathon Berek presented a poster outlining the CANVAS study for the “Trials in Progress” session on Sunday, 03 June. The poster was well received and we had several positive comments both on the design of the study and our desire to progress treatment for ovarian cancer in remission. While it had been proposed to present interim safety data from CAN-003, the ASCO review committee regrettably could not include the presentation in the proceedings. Nonetheless, CVacTM continues to prove well tolerated by patients on the trial and we look forward to presenting the safety data more formally at a future time. Forward looking statement Any forward looking statements in this newsletter have been prepared on the basis of a number of assumptions which may prove in correct and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima Biomed Ltd’s control. Important factors that could cause actual results to differ materially from any assumptions or expectations expressed or implied in this newsletter include known and unknown risks. As actual results may differ materially to any assumptions made in this news letter, you are urged to view any forward looking statements contained in this newsletter with caution. This newsletter should not be relied on as a recommendation or forecast by Prima Biomed Limited, and should not be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction. Prima BioMed – Fast Facts Listings Australian Securities Exchange(ASX),NASDAQ Stock Codes ASX:PRR,NASDAQ:PBMD Issued Capital—Ordinary shares 1.066B Market Capitalisation A$165.2M(@30MAI2012) Cash Position A$42.82M(@31MAI2012) Board Ms Lucy Turnbull Non-executive Chairman Mr Albert Wong Non-executive Deputy Chairman Mr Martin Rogers Managing Director and Chief Executive Officer Mr Matthew Lehman Executive Director and Chief Operating Officer (CEO designate) Dr Richard Hammel Non-executive Director Senior Management Mr Ian Bangs Chief Financial Officer Dr Neil Frazer Chief Medical Officer Dr Sharron Gargosky Chief Technical Officer Mr Marc Voigt Chief Business Officer Marta Schilling Vice President of Manufacturing Vanessa Waddell Business Development and Intellectual Property Manager Larisa Chisholm Intellectual Property Manager www.primabiomed.com.au